Exhibit 99.11
Media release
Resolution Copper project advances in US permitting process

9 August 2019

Rio Tinto’s Resolution Copper project in the US has achieved a major permitting milestone with the release of an independently prepared Draft Environmental Impact Statement (DEIS) for the project. The rigorous review, conducted by the US Forest Service over a six year period included broad public engagement.

Resolution, one of the most significant undeveloped copper deposits in the world, started the US permitting process in 2013 and the US Forest Service has conducted a comprehensive independent review under the National Environmental Policy Act (NEPA). The publication of the DEIS triggers a further public consultation process over a 90 day period, which will inform the final Environmental Impact Statement (EIS), and the next steps in the permitting process for the project.

Rio Tinto chief executive Copper & Diamonds Arnaud Soirat said “This an important milestone for Resolution, with the future development of the project being shaped by years of engagement with the local community and extensive independent study by the US Forest Service.

“Achieving this significant milestone in the rigorous US permitting process allows us to continue progressing one of the world’s most significant untapped copper deposits towards development. Resolution has the potential to supply up to 25 per cent of the United States’ copper demand and complements Rio Tinto’s other copper projects.

“Long-term copper fundamentals remain strong – with supply challenged and demand driven by the adoption of electric vehicles, the electrification of industry and a growing share of renewables in the energy mix. Rio Tinto will be well positioned to benefit from this demand outlook and to provide North American manufacturers with the materials that are essential to their products.”

The project partners will have spent over $2 billion (Rio Tinto share $1.1 billion) by 2020 to develop and permit the Resolution copper project, including $302 million of additional expenditure approved earlier this year. Work being undertaken includes reclamation of the historic Magma Copper Mine site, sinking a second shaft to mining depth, rehabilitating an existing shaft, extensive drilling and ore body testing, and the permitting and public engagement process.

Notes for editors

1.Resolution Copper Mining is a limited liability company owned 55 per cent by Rio Tinto and 45 per cent by BHP. Funding is proportional among the project partners.

2.The Tonto National Forest (part of the US Forest Service) is the lead federal agency for the federal review of the Resolution mine plan and land exchange and is responsible for preparation of the environmental impact statement (EIS) under the NEPA. Under US law, a final EIS and Record of Decision is required to advance the mine and complete a land exchange between Resolution and the US government.

3.The US Forest Service’s full process schedule and other detailed information on the NEPA process is available at: https://www.resolutionmineeis.us/documents/authors/usfs

4.The Forest Service completed a major aspect of the permitting process and protection and conservation of a culturally significant natural feature in January 2018 with the finalisation of the Apache Leap Special Management area which was required by the US Congress in legislation that authorises a land exchange between Resolution and the federal government.

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